[redacted]

SECU 14045508 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING
RECEIVED
FEB 11 2014
WASH., DC
403
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Ave Floor 20
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joy M Schultz — 414-223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave Floor 32	Milwaukee	Wi	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 2/12/14

CP 2/12/14

OATH OR AFFIRMATION

I, Brian D Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
JEAN C. BALEY
STATE OF WISCONSIN

Signature

Chief Operating Officer
Title

Notary Public 2/7/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY

Candor. Insight. Results.

LANDAAS & COMPANY

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2013

LANDAAS & COMPANY

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Landaas & Company, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 31, 2014

LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

ASSETS	
Cash and cash equivalents	$ 615,211
Deposit with clearing broker/dealer	50,000
Trading securities	11,940
Accounts receivable	2,352
Commissions receivable	2,684
Furniture and equipment, net	131,641
Prepaid expenses	63,476
TOTAL ASSETS	$ 877,304

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 57,586
Accrued salaries and benefits	400,138
Accrued taxes	5,162
Total Liabilities	462,886
STOCKHOLDER'S EQUITY	
Capital stock, $1 par value, 56,000 shares authorized, 1,000 shares issued and outstanding	1,000
Retained earnings	413,418
Total Stockholder's Equity	414,418
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 877,304

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2013

REVENUES	
Commissions	$ 7,674,327
Advisory fees	3,677,389
Other income	44
Interest & Dividend income	551
Total Revenue	11,352,311
EXPENSES	
Employee compensation and benefits	8,043,341
Occupancy and rentals	359,888
Professional fees	81,112
Information systems	362,547
Advertising and promotion	37,555
Office supplies and expenses	141,323
Depreciation	56,751
Other operating expenses	46,083
Total Expenses	9,128,600
NET INCOME	2,223,711
RETAINED EARNINGS - Beginning of Year	519,707
Distributions	(2,330,000)
RETAINED EARNINGS - END OF YEAR	$ 413,418

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,223,711
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	56,751
Changes in assets and liabilities	
Accounts receivable	9,862
Commissions receivable	1,238
Prepaid expenses	26,966
Accounts payable	14,205
Accrued salaries and benefits	31,749
Deposits with clearing organization	(25,000)
Unrealized gain on trading securities	(4,443)
Accrued taxes	922
Net Cash Flows Provided from Operating Activities	2,335,961
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchases of furniture and equipment	(72,115)
Net Cash Flows used in Investing Activities	$ (72,115)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distributions	(2,330,000)
Net Cash Flows used in Financing Activities	(2,330,000)
Net Change in Cash and Cash Equivalents	(66,154)
CASH AND CASH EQUIVALENTS - Beginning of Year	681,365
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 615,211
Supplemental cash flows disclosures	
Interest payments	$ 2,339

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Company became a licensed broker/dealer in securities.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the federally insured limit of $250,000.

Securities Owned

Trading securities are recorded on the trade date and reported at fair value as determined by market quotes and any unrealized gains or losses are recognized as other operating expenses in the Statement of Income and Retained Earnings.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Furniture and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which ranges from three to ten years.

Income Taxes

The shareholder of the Company has elected to treat the Company as an S corporation under Subchapter S provisions of the Internal Revenue Code. Under such provisions, the Company is generally not subject to federal and state income taxes. The tax basis income or loss of the Company is reported on the personal income tax returns of its shareholder. The Company is required to distribute funds to its shareholder at least sufficient to cover income taxes on his share of the tax basis income of the Company.

As of December 31, 2013, the Company had no uncertain tax positions. The Company recognizes any interest and penalties as other expense in the Statement of Income and Retained Earnings. The Company files U.S. Federal and Wisconsin income tax returns. The Company's U.S. Federal income tax returns for the years ended December 31, 2009 and prior and Wisconsin income tax returns for the years ended December 31, 2008 and prior, are no longer subject to examination by tax authorities.

Subsequent Events

Management of the Company has evaluated the impact of all subsequent events through January 31, 2014, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

NOTE 2 - Fair Value of Financial Instruments

The Company applies guidance related to fair value measurements which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and establishes a framework for measuring fair value.

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

NOTE 2 - Fair Value of Financial Instruments (cont.)

Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as listed equities.

Level 2 - Fair value is based upon quoted prices for similar, but not identical, assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. This also includes quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.

Level 3 - Fair value is based upon financial models using primarily unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Trading Securities	$ 11,940	$ 11,940	$ -	$ -

The Company holds an investment in the capital stock of Nasdaq OMX Group Inc. which is classified as a trading security. The stock of Nasdaq OMX Group Inc. is publicly traded on the New York Stock Exchange and is considered a Level 1 measurement.

NOTE 3 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees. The Company's contributions to the Plan were $113,230 in 2013.

NOTE 4 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Company maintain a minimum deposit of $50,000. This amount was held by Pershing at December 31, 2013.

NOTE 5 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2013:

Furniture and fixtures	$ 491,370
Office equipment	452,342
Total	943,712
Less: Accumulated depreciation	(812,071)
Net	$ 131,641

Depreciation expense amounted to $56,751 in 2013.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $213,484 which was $163,484 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.17 to 1 at December 31, 2013.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2013.

NOTE 7 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Company incurred no losses in 2013 due to the inability of customers to fulfill contractual commitments.

NOTE 8 - Lease Commitments

The Company leases its office space from an unrelated party under an operating lease that expires on April 30, 2019. The base rental was $17,331 per month at December 31, 2013, plus additional charges for taxes, electricity, repairs, and maintenance. The Company also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31, 2013 are as follows:

Years ending December 31:	
2014	$ 198,317
2015	203,880
2016	205,403
2017	197,508
2018	235,625
Thereafter	79,273
	$ 1,120,005

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $300,925 for 2013.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have audited the financial statements of Landaas & Company as of and for the year ended December 31, 2013, and have issued our report thereon dated January 31, 2014, which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 31, 2014

LANDAAS & COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2013

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 57,586
Accrued salaries and benefits	$ 400,138
Accrued taxes	5,162
Total Aggregate Indebtedness	$ 462,886
Minimum required net capital (based on aggregate indebtedness)	$ 30,859
NET CAPITAL	
Stockholder's equity	$ 414,418
Deductions:	
Cash	132
Furniture and equipment, net	131,641
Prepaid expenses and other assets	63,476
Account receivable	3,894
Total Deductions	199,143
Tentative net capital	215,275
NASDAQ Stock Market, Inc. at fair value	11,940
Less haircut at 15%	1,791
Net capital	213,484
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 163,484
Ratio of aggregate indebtedness to net capital	2.17 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k) (1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company. Is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k) (1).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

In planning and performing our audits of the financial statements and supplemental schedule of Landaas & Company (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 31, 2014

BAKER TILLY

Candor. Insight. Results.

LANDAAS & COMPANY

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Ave Floor 20
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joy M Schultz 414-223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Ave Floor 32 (Address) Milwaukee (City) Wi (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian D Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC JEAN C. BALEY STATE OF WISCONSIN

Signature

Chief Operating Officer

Title

Notary Public exp 2/7/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDAAS & COMPANY

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Landaas & Company, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 31, 2014

LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

ASSETS	
Cash and cash equivalents	$ 615,211
Deposit with clearing broker/dealer	50,000
Trading securities	11,940
Accounts receivable	2,352
Commissions receivable	2,684
Furniture and equipment, net	131,641
Prepaid expenses	63,476
TOTAL ASSETS	$ 877,304

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 57,586
Accrued salaries and benefits	400,138
Accrued taxes	5,162
Total Liabilities	462,886
STOCKHOLDER'S EQUITY	
Capital stock, $1 par value, 56,000 shares authorized, 1,000 shares issued and outstanding	1,000
Retained earnings	413,418
Total Stockholder's Equity	414,418
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 877,304

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2013

REVENUES	
Commissions	$ 7,674,327
Advisory fees	3,677,389
Other income	44
Interest & Dividend income	551
Total Revenue	11,352,311
EXPENSES	
Employee compensation and benefits	8,043,341
Occupancy and rentals	359,888
Professional fees	81,112
Information systems	362,547
Advertising and promotion	37,555
Office supplies and expenses	141,323
Depreciation	56,751
Other operating expenses	46,083
Total Expenses	9,128,600
NET INCOME	2,223,711
RETAINED EARNINGS - Beginning of Year	519,707
Distributions	(2,330,000)
RETAINED EARNINGS - END OF YEAR	$ 413,418

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,223,711
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	56,751
Changes in assets and liabilities	
Accounts receivable	9,862
Commissions receivable	1,238
Prepaid expenses	26,966
Accounts payable	14,205
Accrued salaries and benefits	31,749
Deposits with clearing organization	(25,000)
Unrealized gain on trading securities	(4,443)
Accrued taxes	922
Net Cash Flows Provided from Operating Activities	2,335,961
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchases of furniture and equipment	(72,115)
Net Cash Flows used in Investing Activities	$ (72,115)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distributions	(2,330,000)
Net Cash Flows used in Financing Activities	(2,330,000)
Net Change in Cash and Cash Equivalents	(66,154)
CASH AND CASH EQUIVALENTS - Beginning of Year	681,365
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 615,211
Supplemental cash flows disclosures	
Interest payments	$ 2,339

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Company became a licensed broker/dealer in securities.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the federally insured limit of $250,000.

Securities Owned

Trading securities are recorded on the trade date and reported at fair value as determined by market quotes and any unrealized gains or losses are recognized as other operating expenses in the Statement of Income and Retained Earnings.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Furniture and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which ranges from three to ten years.

Income Taxes

The shareholder of the Company has elected to treat the Company as an S corporation under Subchapter S provisions of the Internal Revenue Code. Under such provisions, the Company is generally not subject to federal and state income taxes. The tax basis income or loss of the Company is reported on the personal income tax returns of its shareholder. The Company is required to distribute funds to its shareholder at least sufficient to cover income taxes on his share of the tax basis income of the Company.

As of December 31, 2013, the Company had no uncertain tax positions. The Company recognizes any interest and penalties as other expense in the Statement of Income and Retained Earnings. The Company files U.S. Federal and Wisconsin income tax returns. The Company's U.S. Federal income tax returns for the years ended December 31, 2009 and prior and Wisconsin income tax returns for the years ended December 31, 2008 and prior, are no longer subject to examination by tax authorities.

Subsequent Events

Management of the Company has evaluated the impact of all subsequent events through January 31, 2014, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

NOTE 2 - Fair Value of Financial Instruments

The Company applies guidance related to fair value measurements which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and establishes a framework for measuring fair value.

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

NOTE 2 - Fair Value of Financial Instruments (cont.)

Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as listed equities.

Level 2 - Fair value is based upon quoted prices for similar, but not identical, assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. This also includes quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.

Level 3 - Fair value is based upon financial models using primarily unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Trading Securities	$ 11,940	$ 11,940	$ -	$ -

The Company holds an investment in the capital stock of Nasdaq OMX Group Inc. which is classified as a trading security. The stock of Nasdaq OMX Group Inc. is publicly traded on the New York Stock Exchange and is considered a Level 1 measurement.

NOTE 3 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees. The Company's contributions to the Plan were $113,230 in 2013.

NOTE 4 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Company maintain a minimum deposit of $50,000. This amount was held by Pershing at December 31, 2013.

NOTE 5 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2013:

Furniture and fixtures	$ 491,370
Office equipment	452,342
Total	943,712
Less: Accumulated depreciation	(812,071)
Net	$ 131,641

Depreciation expense amounted to $56,751 in 2013.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $213,484 which was $163,484 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.17 to 1 at December 31, 2013.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2013.

NOTE 7 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Company incurred no losses in 2013 due to the inability of customers to fulfill contractual commitments.

NOTE 8 - Lease Commitments

The Company leases its office space from an unrelated party under an operating lease that expires on April 30, 2019. The base rental was $17,331 per month at December 31, 2013, plus additional charges for taxes, electricity, repairs, and maintenance. The Company also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31, 2013 are as follows:

Years ending December 31:	
2014	$ 198,317
2015	203,880
2016	205,403
2017	197,508
2018	235,625
Thereafter	79,273
	$ 1,120,005

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $300,925 for 2013.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have audited the financial statements of Landaas & Company as of and for the year ended December 31, 2013, and have issued our report thereon dated January 31, 2014, which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 31, 2014

LANDAAS & COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2013

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 57,586
Accrued salaries and benefits	$ 400,138
Accrued taxes	5,162
Total Aggregate Indebtedness	$ 462,886
Minimum required net capital (based on aggregate indebtedness)	$ 30,859
NET CAPITAL	
Stockholder's equity	$ 414,418
Deductions:	
Cash	132
Furniture and equipment, net	131,641
Prepaid expenses and other assets	63,476
Account receivable	3,894
Total Deductions	199,143
Tentative net capital	215,275
NASDAQ Stock Market, Inc. at fair value	11,940
Less haircut at 15%	1,791
Net capital	213,484
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 163,484
Ratio of aggregate indebtedness to net capital	2.17 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k) (1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company. Is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k) (1).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

In planning and performing our audits of the financial statements and supplemental schedule of Landaas & Company (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 31, 2014